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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                  SCHEDULE TO

                                 (RULE 14D-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         ------------------------------

                              AXA FINANCIAL, INC.

                       (Name of Subject Company (Issuer))
                         ------------------------------

                                      AXA

                                AXA MERGER CORP.
                      (Names of Filing Persons (Offerors))
                         ------------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)
                         ------------------------------

                                   29444G107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                         ------------------------------

                             ROBERT E. GARBER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              AXA FINANCIAL, INC.
                          1290 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10104
                           TELEPHONE: (212) 554-1234

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                         ------------------------------

                                   COPIES TO:

  CHRISTIANNE BUTTE, ESQ.       PETER S. WILSON, ESQ.        ROBERT E. SPATT, ESQ.
            AXA                Cravath, Swaine & Moore    Simpson Thacher & Bartlett
    21, Avenue Matignon           825 Eighth Avenue          425 Lexington Avenue
    75008 Paris, France       New York, New York 10019     New York, New York 10017
  (011 33 1) 40 75 57 00      Telephone: (212) 474-1000         (212) 455-2000

                         ------------------------------

                           CALCULATION OF FILING FEE:

               TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
                   $11,021,311,051                                          $2,204,263

* Estimated solely for purposes of calculating the amount of the filing fee. This value assumes the exchange and purchase of all outstanding shares of Common Stock, par value $.01, of AXA Financial, Inc. (the "Company Common Stock" or the "Shares") offered to be exchanged by the Offerors (198,135,929 Shares assuming the exercise of all options to acquire Company Common Stock that are exercisable on or before the expected expiration date of the offer to exchange) at a price per Share based on the average of the high and low price per share of Company Common Stock on November 17, 2000 as reported on the New York Stock Exchange Composite Transaction Tape.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,039,620                 Filing Party: AXA

Form or Registration No.: Form F-4                 Date Filed: November 21, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    /X/  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Combined Statement") relates to the joint exchange offer by AXA, a SOCIETE ANONYME organized under the laws of France, and AXA Merger Corp. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of AXA (together, the "Offerors"), to exchange all of the issued and outstanding shares of Common Stock, par value $.01 per share (the "Company Common Stock" or the "Shares"), of AXA Financial, Inc., a Delaware corporation (the "Company"), for 0.295 of an American depositary share of AXA and $35.75 net to the seller in cash, without interest thereon, per Share upon the terms and subject to the conditions set forth in the Prospectus dated November 21, 2000 (the "Prospectus"), a copy of which is attached hereto as Exhibit (a)(4), and in the related Letter of Transmittal, including the Instructions thereto forming a part thereof (the "Letter of Transmittal", a copy of which is attached hereto as Exhibit (a)(1)(A), which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer"). Shares held by AXA or its subsidiaries will not be exchanged pursuant to the Offer.

    The information set forth in the Prospectus, including the Schedules and Annexes thereto, filed with the Securities and Exchange Commission on November 21, 2000 as part of AXA's Registration Statement on Form F-4 (the "AXA
Form F-4"), is hereby incorporated by reference in answer to Items 1 through 11 and Item 13 of this Combined Schedule, and is supplemented by the information specifically provided herein.

ITEM 12. EXHIBITS

(a)(1)(A) Letter of Transmittal. (incorporated by reference to Exhibit 99.2 to the AXA Form F-4)

(a)(1)(B)   Notice of Guaranteed Delivery. (incorporated by reference to
            Exhibit 99.3 to the AXA Form F-4)

(a)(1)(C) Important Information Cover Sheet. (incorporated by reference to Exhibit 99.4 to the AXA Form F-4)

(a)(1)(D)   Letter from the Dealer Manager to Brokers, Dealers,
            Commercial Banks, Trust Companies and Other Nominees.
            (incorporated by reference to Exhibit 99.5 to the AXA
            Form F-4)

(a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit 99.6 to the AXA Form F-4)

(a)(1)(F)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9. (incorporated by reference to Exhibit 99.9 to the AXA Form F-4)

(a)(1)(G) IRS Form W-8 Certificate of Foreign Status. (incorporated by reference to Exhibit 99.10 to the AXA Form F-4)

(a)(1)(H)   IRS Form W-8 BEN Certificate of Foreign Status of Beneficial
            Ownership for United States Tax Withholding. (incorporated by reference to Exhibit 99.11 to the AXA Form F-4)

(a)(1)(I)   Form of Summary Advertisement. (incorporated by reference to
            Exhibit 99.17 to the AXA Form F-4)

(a)(1)(J)   Press Release issued by AXA on August 30, 2000.
            (incorporated by reference to Form 425 filed by AXA on August 30, 2000)

(a)(1)(K) Presentation to analysts on August 30, 2000. (incorporated by reference to Form 425 filed by AXA on August 30, 2000)

(a)(1)(L)   Press Release issued by AXA Financial, Inc. on August 30,
            2000. (incorporated by reference to press release under cover of Schedule 14D-9C filed by AXA Financial, Inc. on August 30, 2000)

(a)(1)(M)   Presentation to investors dated September 2000.
            (incorporated by reference to Form 425 filed by AXA on September 12, 2000)

(a)(1)(N)   Press Release issued by AXA Financial, Inc. on October 18,
            2000. (incorporated by reference to press release under cover of Schedule 14D-9C filed by AXA Financial, Inc. on October 18, 2000)

(a)(1)(O)   Press Release issued by AXA on October 18, 2000.
            (incorporated by reference to Form 425 filed by AXA on October 18, 2000)

(a)(2)(A)   Recommendation Statement on Schedule 14D-9 of AXA
            Financial, Inc. dated November 21, 2000. (incorporated by reference to the Schedule 14D-9 filed by AXA Financial, Inc.
            on November 21, 2000)

(a)(2)(B) Form of letter to stockholders from Edward D. Miller, President and Chief Executive Officer of AXA
            Financial, Inc. (incorporated by reference to Exhibit (a)(3) to the Schedule 14D-9C filed by AXA
            Financial, Inc. on November 21, 2000)

(a)(4) Prospectus dated November 21, 2000. (incorporated by reference to the AXA Form F-4)

(a)(5)(A)   Complaint of Fred Buff against AXA Financial, Inc.,
            Edward D. Miller, Claude Bebear, Francoise Colloc'h,
            Henri de Castries, Jean Steele Chalsty, Jean-Rene Fourtou,
            Didier Pineau-Valencienne, Anthony J. Hamilton,
            Michael Hegarty, Claus-Michael Dill, Joseph L. Dionne,
            John T. Hartley, George J. Sella, Jr., Peter J. Tobin,
            David H. Williams, Donald J. Greene,
            William Edwin Jarmain, John H.F. Haskell, Jr. and
            AXA Group, filed in the Court of Chancery in the State of Delaware on August 30, 2000. (incorporated by reference to
            Exhibit 99.29 to the AXA Form F-4)

(a)(5)(B)   Complaint of Sarah Wolhendler against Claude Bebear,
            John S. Chalsty, Francoise Colloc'h, Henri de Castries,
            Claus Michael Dill, Joseph L. Dionne, Jean-Rene Fourtou,
            Donald J. Greene, Anthony J. Hamilton, John T. Hartley,
            John H.F. Haskell, Jr., Michael Hegarty, Nina Henderson,
            W. Edwin Jarmain, Edward D. Miller,
            Didier Pineau-Valencienne, George J. Sella, Jr., Peter J.
            Tobin, Dave H. Williams, AXA Financial, Inc. and AXA Group, filed in the Court of Chancery in the State of Delaware on August 30, 2000. (incorporated by reference to
            Exhibit 99.30 to the AXA Form F-4)

(a)(5)(C)   Complaint of Jerome and Selma Stone against AXA Financial,
            Inc., Edward D. Miller, Claude Bebear,
            Francoise Colloc'h, Henri de Castries, Jean Steele Chalsty,
            Jean-Rene Fourtou, Didier Pineau-Valencienne,
            Anthony J. Hamilton, Michael Hegarty, Claus-Michael Dill,
            Joseph L. Dionne, John T. Hartley, George J. Sella, Jr.,
            Peter J. Tobin, David H. Williams, Donald J. Greene,
            William Edwin Jarmain, John H.F. Haskell, Jr. and AXA Group, filed in the Court of Chancery in the State of Delaware on August 30, 2000. (incorporated by reference to
            Exhibit 99.31 to the AXA Form F-4)

(a)(5)(D)   Complaint of Louis Deranieri against AXA Financial, Inc.,
            Edward D. Miller, Claude Bebear, Francoise Colloc'h,
            Henri de Castries, Jean Steele Chalsty, Jean-Rene Fourtou,
            Didier Pineau-Valencienne, Anthony J. Hamilton,
            Michael Hegarty, Claus-Michael Dill, Joseph L. Dionne,
            John T. Hartley, George J. Sella, Jr., Peter J. Tobin,
            David H. Williams, Donald J. Greene,
            William Edwin Jarmain, John H.F. Haskell, Jr. and
            AXA Group, filed in the Court of Chancery in the State of Delaware on August 30, 2000. (incorporated by reference to
            Exhibit 99.32 to the AXA Form F-4)

(a)(5)(E)   Complaint of Maxine Phillips against AXA Financial, Inc.,
            Edward D. Miller, Claude Bebear, Francoise Colloc'h,
            Henri de Castries, Jean Steele Chalsty, Jean-Rene Fourtou,
            Didier Pineau-Valencienne, Anthony J. Hamilton,
            Michael Hegarty, Claus-Michael Dill, Joseph L. Dionne,
            John T. Hartley, George J. Sella, Jr., Peter J. Tobin,
            David H. Williams, Donald J. Greene,
            William Edwin Jarmain, John H.F. Haskell, Jr. and
            AXA Group, filed in the Court of Chancery in the State of Delaware on August 30, 2000. (incorporated by reference to
            Exhibit 99.33 to the AXA Form F-4)

(a)(5)(F)   Complaint of Ruth Ravnitsky against AXA Financial, Inc.,
            Edward D. Miller, Claude Bebear, Francoise Colloc'h,
            Henri de Castries, Jean Steele Chalsty, Jean-Rene Fourtou,
            Didier Pineau-Valencienne, Anthony J. Hamilton,
            Michael Hegarty, Claus-Michael Dill, Joseph L. Dionne,
            John T. Hartley, George J. Sella, Jr., Peter J. Tobin,
            David H. Williams, Donald J. Greene, William Edwin Jarmain,
            John H.F. Haskell, Jr. and AXA Group, filed in the Court of
            Chancery in the State of Delaware on August 30, 2000.
            (incorporated by reference to Exhibit 99.34 to the AXA
            Form F-4)

(a)(5)(G)   Complaint of Richard Kager against AXA Financial, Inc.,
            Edward D. Miller, Claude Bebear, Francoise Colloc'h,
            Henri de Castries, Jean Steele Chalsty, Jean-Rene Fourtou,
            Didier Pineau-Valencienne, Anthony J. Hamilton,
            Michael Hegarty, Claus-Michael Dill, Joseph L. Dionne,
            John T. Hartley, George J. Sella, Jr., Peter J. Tobin,
            David H. Williams, Donald J. Greene,
            William Edwin Jarmain, John H.F. Haskell, Jr. and
            AXA Group, filed in the Court of Chancery in the State of Delaware on August 30, 2000. (incorporated by reference to
            Exhibit 99.35 to the AXA Form F-4)

(a)(5)(H)   Complaint of Mortimer S. Cohen against AXA Financial, Inc.,
            Edward D. Miller, Claude Bebear, Francoise Colloc'h,
            Henri de Castries, Jean Steele Chalsty, Jean-Rene Fourtou,
            Didier Pineau-Valencienne, Anthony J. Hamilton,
            Michael Hegarty, Claus-Michael Dill, Joseph L. Dionne,
            John T. Hartley, George J. Sella, Jr., Peter J. Tobin,
            David H. Williams, Donald J. Greene,
            William Edwin Jarmain, John H.F. Haskell, Jr. and AXA Group, filed in the Court of Chancery in the State of Delaware on August 31, 2000. (incorporated by reference to
            Exhibit 99.36 to the AXA Form F-4)

(a)(5)(I)   Complaint of Lee Koneche and Scott Spiegel against
            AXA Financial, Inc., Edward D. Miller, Claude Bebear,
            Francoise Colloc'h, Henri de Castries,
            Jean Steele Chalsty, Jean-Rene Fourtou,
            Didier Pineau-Valencienne, Anthony J. Hamilton,
            Michael Hegarty, Claus-Michael Dill, Joseph L. Dionne,
            John T. Hartley, George J. Sella, Jr., Peter J. Tobin,
            David H. Williams, Donald J. Greene,
            William Edwin Jarmain, John H.F. Haskell, Jr. and AXA
            Group, filed in the Court of Chancery in the State of Delaware on August 31, 2000. (incorporated by reference to
            Exhibit 99.37 to the AXA Form F-4)

(a)(5)(J)   Complaint of Denver Employees Retirement Plan against AXA
            Financial, Inc., Edward D. Miller, Claude Bebear, Francoise
            Colloc'h, Henri de Castries, Jean Steele Chalsty, Jean-Rene
            Fourtou, Didier Pineau-Valencienne, Anthony J. Hamilton,
            Michael Hegarty, Claus-Michel Dill, Joseph L. Dionne, John
            T. Martley, George J. Sella, Jr., Peter J. Tobin, David H.
            Williams, Donald J. Greene, William Edwin Jarmain, John H.F.
            Haskell, Jr. and AXA Group, filed in the Court of Chancery in the State of Delaware on August 31, 2000. (incorporated by reference to Exhibit 99.38 to the AXA Form F-4)

(a)(5)(K)   Complaint of Harry M. Hoffman, IRA Acct. against AXA
            Financial, Inc., Edward D. Miller, Claude Bebear,
            Francoise Colloc'h, Henri de Castries,
            Jean Steele Chalsty, Jean-Rene Fourtou,
            Didier Pineau-Valencienne, Anthony J. Hamilton,
            Michael Hegarty, Claus-Michael Dill, Joseph L. Dionne,
            John T. Hartley, George J. Sella, Jr., Peter J. Tobin,
            David H. Williams, Donald J. Greene,
            William Edwin Jarmain, John H.F. Haskell, Jr. and AXA Group, filed in the Court of Chancery in the State of Delaware on September 1, 2000. (incorporated by reference to
            Exhibit 99.39 to the AXA Form F-4)

(a)(5)(L)   Complaint of Joseph Villari against AXA Financial, Inc.,
            Edward D. Miller, Claude Bebear, Francoise Colloc'h, Henri de Castries, Jean Steele Chalsty, Jean-Rene Fourtou, Didier
            Pineau-Valencienne, Anthony J. Hamilton, Michael Hegarty,
            Claus-Michael Dill, Joseph L. Dionne, John T. Hartley,
            George J. Sella, Jr., Peter J. Tobin, David H. Williams,
            Donald J. Greene, William Edwin Jarmain, John H.F. Haskell,
            Jr. and AXA Group, filed in the Court of Chancery in the State of Delaware on September 1, 2000. (incorporated by reference to Exhibit 99.40 to the AXA Form F-4)

(a)(5)(M)   Complaint of Max Boimal against AXA Financial, Inc., Edward
            D. Miller, Claude Bebear, Francoise Colloc'h, Henri de
            Castries, Jean Steele Chalsty, Jean-Rene Fourtou, Didier
            Pineau-Valencienne, Anthony J. Hamilton, Michael Hegarty,
            Claus-Michael Dill, Joseph L. Dionne, John T. Hartley,
            George J. Sella, Jr., Peter J. Tobin, David H. Williams,
            Donald J. Greene, William Edwin Jarmain, John H.F. Haskell,
            Jr. and AXA Group, filed in the Court of Chancery in the State of Delaware on September 8, 2000. (incorporated by reference to Exhibit 99.41 to the AXA Form F-4)

(a)(5)(N)   Complaint of Jay M. Gottlieb against AXA Financial, Inc.,
            Edward D. Miller, Claude Bebear, Francoise Colloc'h, Henri de Castries, Jean Steele Chalsty, Jean-Rene Fourtou, Didier
            Pineau-Valencienne, Anthony J. Hamilton, Michael Hegarty,
            Claus-Michael Dill, Joseph L. Dionne, John T. Hartley,
            George J. Sella, Jr., Peter J. Tobin, David H. Williams,
            Donald J. Greene, William Edwin Jarmain, John H.F. Haskell,
            Jr. and AXA Group, filed in the Court of Chancery in the State of Delaware on September 18, 2000. (incorporated by reference to Exhibit 99.42 to the AXA Form F-4)

(a)(5)(O) Complaint of Harbor Finance Partners, on behalf of itself and all others similarly situated against AXA Financial, Inc., AXA Group, Edward D. Miller, Claude Bebear, John S.
            Chalsty, Francoise Colloc'h, Henri de Castries,
            Claus-Michael Dill, Joseph L. Dionne, Jean-Rene Fourtou,
            Donald J. Greene, Anthony J. Hamilton, John T. Hartley, John
            H.F. Haskell, Jr., Michael Hegarty, Nina Henderson, W. Edwin
            Jarmain, Didier Pineau-Valencienne, George J. Sella, Jr.,
            Peter J. Tobin, and Dave H. Williams, filed in the Supreme
            Court of the State of New York on September 1, 2000.
            (incorporated by reference to Exhibit 99.43 to the AXA
            Form F-4)

(b)(1) Commitment Letter dated October 18, 2000 among AXA and Bank of America International Limited, Chase Manhattan plc, SG
            Investment Banking and UBS Warburg Ltd. (collectively the
            "Arrangers"). (incorporated by reference to Exhibit 99.12 to the AXA Form F-4)

(b)(2)      Summary Terms and Conditions for Credit Facility dated
            October 18, 2000 among AXA and the Arrangers. (incorporated by reference to Exhibit 99.13 to the AXA Form F-4)

(c)(1)      Opinion of Wasserstein Perella & Co., Inc. to the Special
            Committee of the Board of Directors of AXA Financial, Inc.
            dated October 17, 2000. (included as Annex B of the
            Prospectus filed herewith as Exhibit (a)(4))

(c)(2)      Materials presented by Wasserstein Perella & Co. to the
            Special Committee of the Board of Directors of AXA
            Financial, Inc. on October 17, 2000. (incorporated by reference to Exhibit 99.15 to the AXA Form F-4)

(c)(3)      Financial Analyses of Goldman, Sachs & Co. delivered to AXA.
            (incorporated by reference to Exhibit 99.16 to the AXA
            Form F-4)

(c)(4) Letter of BNP Paribas and Lazard Freres to Finance Committee of the Supervisory Board of AXA dated October 16, 2000.
            (incorporated by reference to Exhibit 99.18 to the AXA
            Form F-4)

(d)(1) Agreement and Plan of Merger dated as of October 17, 2000 among AXA, AXA Merger Corp. and AXA Financial, Inc.
            (included as Annex A of the Prospectus filed herewith as Exhibit (a)(4))

(d)(2)      Voting Agreement dated as of October 17, 2000 by certain
            Voting Trustees under the Voting Trust Agreement, filed herewith as Exhibit (d)(3), to and for the benefit of AXA
            Financial, Inc. (incorporated by reference to Exhibit 9.1 to the AXA Form F-4)

(d)(3)      Voting Trust Agreement dated as of May 12, 1992 by and among
            AXA and the designated Voting Trustees, as amended by Amendment No. 1 dated as of January 22, 1997. (incorporated by reference to Exhibit 9.2 to the AXA Form F-4)

(d)(4)      Standstill and Registration Rights Agreement dated as of
            July 18, 1991 between The Equitable Companies Incorporated,
            The Equitable Life Assurance Society of the United States and AXA, as amended by Amendment No. 1 dated as of November 27, 1991 and Amendment No. 2 dated as of March 15,
            1992. (incorporated by reference to Exhibit 10.1 to the AXA
            Form F-4)

(d)(5)      Cooperation Agreement dated as of July 18, 1991 among The
            Equitable Life Assurance Society of the United States, The
            Equitable Companies Incorporated and AXA, as amended by Amendment No. 1 dated as of November 27, 1991. (incorporated by reference to Exhibit 10.2 to the AXA Form F-4)

(d)(6)      Letter Agreement dated as of May 12, 1992 between AXA and
            The Equitable Companies Incorporated and The Equitable Life
            Assurance Society of the United States. (incorporated by reference to Exhibit 10.3 to the AXA Form F-4)

(d)(7) Letter Agreement dated as of May 12, 1992 between AXA and the Superintendent of Insurance of the State of New York
            Insurance Department. (incorporated by reference to Exhibit 10.4 to the Form F-4)

(d)(8)      Continuity Agreement dated September 29, 2000 between AXA
            Financial, Inc. and Michael Hegarty. (incorporated by reference to Exhibit 10.5 to the AXA Form F-4)

(d)(9)      Continuity Agreement dated September 29, 2000 between AXA
            Financial, Inc. and Edward Miller. (incorporated by reference to Exhibit 10.6 to the Form F-4)

(d)(10)     Continuity Agreement dated September 29, 2000 between AXA
            Financial, Inc. and Stanley Tulin. (incorporated by reference to Exhibit 10.7 to the Form F-4)

(e)         Not applicable.

(f)         Section 262 of the Delaware General Corporation law.
            (included as Annex C of the Prospectus filed herewith as Exhibit (a)(4))

(g)         None.

(h)(1) Opinion of Linklaters. (incorporated by reference to Exhibit 8.1 to the AXA Form F-4)

(h)(2) Opinion of Cravath, Swaine & Moore. (incorporated by reference to Exhibit 8.2 to the AXA Form F-4)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SCHEDULE TO AND SCHEDULE 13E-3

                                                       AXA

                                                       By:  /s/ GERARD DE LA MARTINIERE
                                                            -----------------------------------------
                                                            Name: Gerard de La Martiniere
                                                            Title:  Chief Financial Officer

                                                       AXA MERGER CORP.

                                                       By:  /s/ DENIS DUVERNE
                                                            -----------------------------------------
                                                            Name: Denis Duverne
                                                            Title:  President

                                                       SCHEDULE 13E-3

                                                       AXA FINANCIAL, INC.

                                                       By:  /s/ EDWARD D. MILLER
                                                            -----------------------------------------
                                                            Name: Edward D. Miller
                                                            Title:  President and Chief Executive
                                                            Officer

Date: November 21, 2000

                                 EXHIBIT INDEX

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------

                                       9